April 14, 2011

Via EDGAR Correspondence

Lyn Shenk, Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Union Pacific Corporation

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 4, 2011

File No. 001-06075

Dear Mr. Shenk:

This letter is in response to the comment letter, dated April 1, 2011, addressed to Mr. Robert M. Knight, Jr., Executive Vice President-Finance and Chief Financial Officer of Union Pacific Corporation (the “Company”), regarding the comments of the Staff of the Securities and Exchange Commission with respect to the Company’s Form 10-K referenced above.

For the convenience of the Commission Staff, we reproduce the text of each numbered paragraph in the comment letter and follow with our responses.

We respectfully submit the following information and comments with respect to each comment contained in the comment letter.

* * * * *

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

1.

We note that other expenses increased during 2010 as a result of a one-time payment of $45 million relating to a transaction with CSXI. We also note per a news release on your website dated February 24, 2010 a program called UMAX that was created by CSXI and Union Pacific as a new domestic interline container service. Please tell us the nature of the transaction resulting in the above payment including whether the payment related to the UMAX program and also tell us what impact this program has had on operations including whether what portion, if material, of the 20% increase in revenue in 2010

Lyn Shenk, Branch Chief

Securities and Exchange Commission

April 14, 2011

resulted from this program. If this program has had a material impact on operations or is reasonably expected to have a material impact on future operations, tell us why it has not been discussed in MD&A.

RESPONSE:

During the first quarter of 2010, the Company entered into a Settlement and Termination Agreement (Agreement) with CSX Intermodal, Inc. (CSXI). Pursuant to the Agreement, the Company made a one-time payment of $45 million to terminate a rail transportation agreement and related agreements that were entered into in 1996 and subsequently amended. Under the terminated rail transportation agreement, CSXI was allowed to ship goods on specified Company lines at specified contractual rates.

Also in the first quarter of 2010, the Company and CSXI established a new domestic interline container program called “UMAX” in order to enhance the transportation services available to intermodal customers. Under the UMAX program, the Company and CSXI combine their intermodal services to interline customers who use one of the UMAX intermodal containers provided by the Company or CSXI. Under the terms of the UMAX program, each carrier establishes transportation rates for its respective services offered to intermodal customers.

Intermodal revenues include UMAX-related revenues and are discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations of our 2010 Form 10-K (MD&A). UMAX-related revenues represent approximately 3% of total operating revenues for 2010 and contributed less than 1% to the 20% increase in total operating revenues for the year. While the implementation of the UMAX program improves the service offerings available to our intermodal customers, the increase in intermodal revenues in 2010 as discussed in the MD&A was driven by volume growth from improved economic conditions, higher fuel prices and pricing gains.

We note your comment and if material increases in revenues result from the introduction of new products or services, we will include a narrative discussion of the impact on revenues in future filings on Form 10-Q and Form 10-K, as appropriate.

Note 11 – Properties, page 73

2.	Please expand the last paragraph on page 74 (property and depreciation section) to disclose the amount of repairs and maintenance expense that has been incurred in each reporting period.

Lyn Shenk, Branch Chief

Securities and Exchange Commission

April 14, 2011

RESPONSE:

We note your comment and will expand the “Properties” footnote to include the amount of repairs and maintenance expense that has been incurred in each reporting period in future filings on Form 10-K.

* * * * *

As requested in your comment letter, dated April 1, 2011, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call either me at (402) 544-6262 or Jim Theisen, Associate General Counsel, at (402) 544-6765 if you should have any questions or further comments.

Sincerely,

/s/ Jeffrey P. Totusek

Jeffrey P. Totusek
Vice President and Controller
Union Pacific Corporation

cc:	James R. Young

Chairman, President and Chief Executive Officer

Union Pacific Corporation

Robert M. Knight, Jr.

Executive Vice President-Finance and Chief Financial Officer

Union Pacific Corporation

Union Pacific Corporation Audit Committee